State of Delaware
Secretary of State
Division of Corporations
Delivered 04:35 PM 02/22/2019
FILED 04:35 PM 02/22/2019
SR 20191299748 - File Number 6712193

FIRST AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF

PROMOSHARE, INC.

PROMOSHARE, INC. (the "Corporation") a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

1.   That the name of the corporation is PROMOSHARE, INC. and the date of filing of this corporation's original Certificate of Incorporation with the Secretary of State of the State of Delaware was January 16, 2018.

2.   That the Board of Directors of the Corporation (the "Board") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, pursuant to Sections 242 and 245 of Title 8 of the Delaware General Corporations Law, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the First Amended and Restated Certificate of Incorporation of this Corporation be amended and restated in its entirety to read as follows:

FIRST: The name of the Corporation shall be: PROMOSHARE, INC.

SECOND: Its registered office in the State of Delaware is to be located at:

28 Old Rudnick Lane, in the City of Dover, County of Kent, 19901, and its registered agent at such address is: Corp 1, Inc.

THIRD: The purpose or purposes of the Corporation shall be:

To carry on any and all business and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The effective date of this First Amended and Restated Certificate of Incorporation shall be the date of its filing (the "Effective Date").

FIFTH: The Corporation shall have one class of stock ("Common Stock") and the total number of shares of Common Stock which this Corporation is authorized to issue is:

Ten Million (10,000,000) shares of Common Stock, par value $0.0001 per share.

SIXTH: The name and mailing address of the sole incorporator is as follows:

NAME   MAILING ADDRESS

LegalZoom.com, Inc.   101 N. Brand Blvd. 11th Floor
                              Glendale, CA 91203

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board is expressly authorized to adopt, amend or repeal the by-laws of the Corporation.

EIGHTH: Elections of directors need not be by written ballot unless the by-laws of the Corporation shall so provide.

NINTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174, Title 8, of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended after the Effective Date of this First Amended and Restated Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware. No amendment, modification or repeal of this Article NINTH shall adversely affect the rights and protection afforded to a director of the corporation under this Article NINTH for acts or omissions occurring prior to such amendment, modification or repeal.

TENTH: The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this First Amended and Restated Certificate of Incorporation, and to add or insert other provisions authorized by the laws of the State of Delaware at the time in force, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this First Amended and Restated Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article TENTH.

ELEVENTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of Title 8, of the Delaware General Corporations Law or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8, of the Delaware General Corporations Law order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

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IN WITNESS WHEREOF, the undersigned, being the sole director on the Board of the Corporation, has executed, signed, and acknowledged this First Amended and Restated Certificate of Incorporation this 21st day of February 2019, to be effective on the Effective Date listed above.

Ernesto Pedroza

_____

Ernesto Pedroza, President